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                                                      Registration No. 333-64877
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM T-1

        STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)   X
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                           WILMINGTON TRUST COMPANY
              (Exact name of trustee as specified in its charter)


       Delaware                                         51-0055023
(State of incorporation)                 (I.R.S. employer identification no.)


                              Rodney Square North
                           1100 North Market Street
                          Wilmington, Delaware  19890
                   (Address of principal executive offices)

                              Cynthia L. Corliss
                       Vice President and Trust Counsel
                           Wilmington Trust Company
                              Rodney Square North
                          Wilmington, Delaware  19890
                                (302) 651-8516
           (Name, address and telephone number of agent for service)

                              BAY VIEW CAPITAL I
              (Exact name of obligor as specified in its charter)

        Delaware                                 Applied For
(State of incorporation)               (I.R.S. employer identification no.)

         1840 Gateway Drive
         San Mateo, California                       94404
(Address of principal executive offices)           (Zip Code)


             % Cumulative Capital Securities of Bay View Capital I
                      (Title of the indenture securities)
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ITEM 1.   GENERAL INFORMATION.


              Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

              Federal Deposit Insurance Co.        State Bank Commissioner
              Five Penn Center                     Dover, Delaware
              Suite #2901
              Philadelphia, PA

          (b) Whether it is authorized to exercise corporate trust powers.

              The trustee is authorized to exercise corporate trust powers.

ITEM 2.   AFFILIATIONS WITH THE OBLIGOR.

              If the obligor is an affiliate of the trustee, describe each affiliation:

              Based upon an examination of the books and records of the trustee and upon information furnished by the obligor, the obligor is not an affiliate of the trustee.

ITEM 16.  LIST OF EXHIBITS.

            List below all exhibits filed as part of this Statement of Eligibility and Qualification.

          A. Copy of the Charter of Wilmington Trust Company, which includes the certificate of authority of Wilmington Trust Company to commence business and the authorization of Wilmington Trust Company to exercise corporate trust powers.
          B.  Copy of By-Laws of Wilmington Trust Company.
          C. Consent of Wilmington Trust Company required by Section 321(b) of Trust Indenture Act.
          D.  Copy of most recent Report of Condition of Wilmington Trust
              Company.

          Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust Company, a corporation organized and existing under the laws of Delaware, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 10th day of December, 1998.


                                          WILMINGTON TRUST COMPANY
[SEAL]

Attest:/s/ James P. Lawler                By: /s/ Christopher L. Kaiser
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       Assistant Secretary                Name: Christopher L. Kaiser
                                          Title:  Vice President

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